555 California Street 12th Floor San Francisco, CA 94104	415.875.2300 Fenwick.com

Michael A. Brown mbrown@fenwick.com | 415.875.2432

March 5, 2025

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER “[*]” IN THE LETTER FILED VIA EDGAR.

VIA EDGAR AND ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, DC 20549

Attention:	Uwem Bassey

Jeff Kauten

Brittany Ebbertt

Kathleen Collins

RE:	CoreWeave, Inc.

Registration Statement on Form S-1

File No. 333-285512

Ladies and Gentlemen:

On behalf of CoreWeave, Inc. (the “Company”), and in connection with the above-referenced Registration Statement on Form S-1 originally confidentially submitted by the Company with the Securities and Exchange Commission (the “Commission”) on December 16, 2024 and subsequently publicly filed by the Company with the Commission on March 3, 2025 (File No. 333-285512) (as amended, the “Registration Statement”), we submit this letter to the staff of the Commission (the “Staff”) providing an explanation of the differences between the fair values of the Company’s Class A common stock (“Common Stock”) on each grant date in the Company’s year ended December 31, 2024, including the difference between recent grant date fair values and the midpoint of the Preliminary Price Range (as defined below).

Confidential Treatment Request

Because of the commercially sensitive nature of the information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

The Company has provided below an updated summary of the restricted stock units (“RSUs”) granted and fair value per share of the underlying Common Stock used for financial reporting purposes from December 9, 2024, the date of the most recent grants of equity awards for which a Common Stock value per share for financial reporting purposes had not yet been provided to the Staff, through the date of this response, March 5, 2025 (the “Review Period”). The Company refers the Staff to the Company’s prior response to comment #29 in its letter to dated January 22, 2025 (the “Prior Letter”) for information relating to grants of equity awards made in the year ended December 31, 2024 prior to December 9, 2024. The Company did not grant any equity awards other than RSUs during the Review Period.

CONFIDENTIAL TREATMENT REQUESTED BY COREWEAVE, INC.

COREWEAVE-1

Summary of Restricted Stock Unit Grants

Grant Date	Number of Shares of Common Stock Underlying Equity Awards Granted	Common Stock Value Per Share for Financial Reporting Purposes
December 9, 2024	39,549		$945.78	*
December 31, 2024	350,000		$951.21
January 6, 2025	931	$	[***]	**
January 17, 2025	29,686	$	[***]	**
February 8, 2025	37,375	$	[***]	**
February 10, 2025	971	$	[***]	**

*	Fair value determined for financial reporting purposes applying the daily interpolation method using the applicable third-party valuation reports from November 15, 2024 and December 31, 2024.
**

The Company currently estimates the fair value of Common Stock for all grants issued through the date of this letter using a straight-line interpolation between the December 31, 2024 fair value and the midpoint of the Preliminary Price Range. If the midpoint of the Preliminary Price Range ultimately reflects facts or circumstances unknown during the Review Period, the Company may reassess its interpolated values. Additionally, because stock-based compensation expense for these grants will not be recognized until after the IPO (as defined below), the Company may, with the benefit of hindsight, record such expense at a higher fair value than initially estimated.

Fair Value Determinations

The estimated fair value per share of the Common Stock has historically been determined at each grant date by the Company’s board of directors (the “Board”), based on several factors, with input from management and contemporaneous third-party valuations (each individually a “Valuation Report” or collectively, the “Valuation Reports”). Such Valuation Reports were performed in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuations of Privately Held Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”). The Company refers the Staff to the section captioned “Common Stock Valuations” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on pages 121 through 123 of the Registration Statement for an explanation of the factors considered by the Company in determining the fair value of its Common Stock. In valuing the Common Stock, the Board determined the equity value of the Company’s business using various valuation methods, with input from management and third-party valuations, as discussed within the Prior Letter.

For financial reporting purposes and as further described below, for the grant dates during the Review Period, the Company retroactively assessed the fair value of its Common Stock used in estimating the grant-date fair value of the Company’s equity awards after considering all available information to date. The Company used a straight-line methodology to interpolate the increase between the fair value per shares of the Common Stock as of December 31, 2024, as reflected in the Valuation Report dated February 7, 2025 (the “December 2024 Valuation”), and the fair value per shares of the Common Stock as of November 15, 2024, as reflected in the Valuation Report dated November 21, 2024 (the “November 2024 Valuation”) for purposes of determining a fair value for the December 9, 2024 awards. For more information on the November 2024 Valuation, please refer to the Prior Letter. For awards made after December 31, 2024, the Company intends to use a straight-line methodology to interpolate the increase from the December 2024 Valuation and the midpoint of the Preliminary Price Range. The Company believes that the linear interpolation methodology provides a reasonable basis for the valuation of its Common Stock for financial reporting purposes as the Company did not identify any single event that occurred subsequent to the December 2024 Valuation Report and prior to the most recent equity grant on February 10, 2025 that would have caused a material change in the fair value of the Common Stock.

The following are the key considerations in determining the value of the Common Stock based on a linear interpolation between the December 2024 Valuation Report, which determined a fair value of $951.21 per share for the Common Stock, and the midpoint of the Preliminary Price Range in determining the fair value for computing stock-based compensation expense as of each date subsequent to December 31, 2024 when the Company granted equity awards during the Review Period.

CONFIDENTIAL TREATMENT REQUESTED BY COREWEAVE, INC.

COREWEAVE-2

December 31, 2024 Valuation

For the December 2024 Valuation, management used the probability weighted expected return method (“PWERM”) in order to account for various potential future exit scenarios for the Company. The two scenarios considered within the PWERM were (i) an IPO scenario weighted 90% in which allocation was performed under the market approach based on the present value of equity under the IPO scenario, and (ii) a sale/stay private scenario weighted at 10% performed under an OPM scenario. Given the proximity to the IPO, the Company applied a discount for lack of marketability of 5.0% to both the IPO and sale/stay private scenarios. The total weight provided to the PWERM was 50%. Management also considered the relevance of the tender offer that closed in November 2024 (the “November 2024 Tender Offer”) and weighted this at 40% given the proximity of close compared to the December 2024 Valuation report date. Additionally, 10% weighting was applied to the weighted average price from private transactions from November 15, 2024 through December 31, 2024.

January 6, January 17, February 8, and February 10, 2025 RSU Grants

To determine the fair value of the Common Stock for the RSUs granted subsequent to December 31, 2024 for financial reporting purposes, the Company considered the December 31, 2024 Valuation Report and the Preliminary Price Range, which was determined on March 2, 2025 based on discussions between the Company and its lead underwriters for the IPO.

During the period between the December 2024 Valuation and the determination of the Preliminary Price Range, the Company continued to experience accelerated demand and favorable market reaction to its products, new technology offerings, and international expansion, which resulted in an increase in revenue. Additionally, the Company benefited from the macro-economic tailwinds relating to heightened interest in Artificial Intelligence (“AI”) and investment in cloud infrastructure providers that are key in supporting AI-centric growth and demand.

The Company considered various factors, achievements, and milestones as described below but determined that none, individually or collectively, were significant enough to justify more than a ratable valuation increase during the Review Period. As such, the Company used a straight-line interpolation between the fair value per share of Common Stock per the December 2024 Valuation Report and the midpoint of the Preliminary Price Range to determine the fair value of underlying Common Stock at each of the grant dates for financial reporting purposes (as reflected in the “Summary of Restricted Stock Unit Grants” table above).

Preliminary Price Range

The Company advises the Staff that it preliminarily estimates a price range of approximately $[***] to $[***] per share (the “Preliminary Price Range”) for the proposed initial public offering (“IPO”). The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control, including then-current market conditions, continuing discussions with the underwriters for the IPO, and further business developments regarding the Company. The Company supplementally advises the Staff that, before commencing marketing efforts for the Company’s initial public offering, the Company anticipates that it will affect a forward stock split; however, no decision with regards to any such potential forward stock split, including the split ratio, has been made as of the date hereof. Based on preliminary discussions with its underwriters, the Company anticipates to effect a [***]-for-[***] forward stock split. If such split is implemented, on a post-split basis the Preliminary Price Range would be $[***] to $[***] per share.

CONFIDENTIAL TREATMENT REQUESTED BY COREWEAVE, INC.

COREWEAVE-3

Comparison of Most Recent Valuation and the Preliminary Price Range

As is typical in initial public offerings, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined based on discussions between the Company and the underwriters. Prior to March 2, 2025, the Company and the underwriters had not had any specific discussions regarding the Preliminary Price Range. Among the factors that were considered in setting the Preliminary Price Range were the following:

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•	the Company’s financial condition and prospects;

•	feedback from investors from “testing-the-waters” meetings, which were last held during the week of February 24, 2025;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates; and

•	valuation metrics for and recent performance of peer comparable companies in the AI and AI cloud infrastructure sector.

The Company believes that the difference between the fair value of its Common Stock as of December 31, 2024 of $951.21 per share and the Preliminary Price Range of $[***] to $[***] per share is the result of the factors above and the following factors and positive developments with respect to the Company’s business that occurred subsequent to December 31, 2024, the date of the Company’s most recent determination of the fair value of its Common Stock.

•

The Preliminary Price Range is based only upon a scenario in which the Company completes the IPO and is not probability weighted, in contrast to the Company’s prior valuations of its Common Stock, which considered multiple potential outcomes, which would result in a lower valuation of the Common Stock than its IPO. In the December 2024 Valuation, the probability weighting of the IPO scenario was 90%. If the Company had instead applied a weighting of 100% to the IPO scenario, the fair value of the Common Stock in the December 2024 Valuation would have been $1,032.18 per share (before giving effect to any discount for lack of marketability or time value of money), which is [***]% above the low end of the Preliminary Price Range and only [***]% below the midpoint of the Preliminary Price Range.

•

The Preliminary Price Range necessarily assumes that the IPO has occurred and that a public market for the Common Stock has been created, and, therefore, excludes any discount for lack of marketability of the Common Stock or impact of the time value of money, which were appropriately taken into account in the December 2024 Valuation. Without a discount for lack of marketability in the December 2024 Valuation, the fair value of the Common Stock in the December 2024 Valuation would have been $1,009.83 per share, which is [***]% above the low end of the Preliminary Price Range and only [***]% below the midpoint of the Preliminary Price Range.

•

The Preliminary Price Range assumes the conversion of all of the Company’s outstanding preferred stock. The Company’s preferred stock currently has substantial economic rights and preferences over the Common Stock. Upon the closing of the IPO, all outstanding shares of the Company’s preferred stock will convert into Common Stock, thus eliminating the majority of superior rights and preferences of the preferred stock as compared to the Common Stock.

•

Since December 31, 2024, the Company has taken several steps towards the completion of an IPO, including completing its audit for the year ended December 31, 2024 and publicly filing the Registration Statement with the Commission on March 3, 2025. Between December 31, 2024 and the date of this letter, the Company also continued to add to its leadership team and Board, including appointing two additional independent Board members.

•

On February 26, 2025, the Company announced a $1.2 billion expansion with Core Scientific. The agreement increases CoreWeave’s total contract HPC infrastructure with Core Scientific to about 590 MW. This agreement supports the Company’s growing need for infrastructure to support NVIDIA GPU operations.

•

Since December 31, 2024, the Company held many “testing-the-waters” meetings, the latest of which were held during the week of February 24, 2025, at which the Company received positive feedback from potential investors.

CONFIDENTIAL TREATMENT REQUESTED BY COREWEAVE, INC.

COREWEAVE-4

•

The Company entered into a definitive agreement to acquire [***] (the “Acquisition”). The purchase price for the Acquisition is anticipated to be payable primarily in approximately 1.0 million shares of Common Stock. The Acquisition is expected to further enhance the Company’s platform and will provide the Company with access to the target’s customers, further accelerating the Company’s revenue and business.

•

The successful completion of an IPO would strengthen the Company’s balance sheet, provide access to public equity and debt markets, and provide a “currency” of publicly tradeable securities to enable the Company to make strategic acquisitions as the Board may deem appropriate, providing enhanced operational flexibility and resulting in a higher valuation, which is reflected in the Preliminary Price Range.

As such, taking into account all of the above, the Company respectfully submits that the deemed per share fair values of its Common Stock used as the basis for determining stock-based compensation expense in connection with its grants of equity awards are reasonable and appropriate for the reasons described herein and in the Registration Statement. The Company advises the Staff that, following this date, the Company intends to use either the midpoint of the Preliminary Price Range or, following the date in which it is communicated by the underwriters, the actual midpoint of the price range to be included in a subsequent amendment to the Registration Statement, to value, for financial reporting purposes, any additional securities or other awards granted until the time that there is a public market for its Common Stock.

We hereby further request, pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the return of the unredacted version of this letter. The Company believes that the return of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation of the Company that may, if disseminated, negatively impact the trading in the common stock of the Company following the IPO. The Company advises the Staff that it has not filed the supplemental information subject to this request in electronic format. Please return this letter to the Company, in care of the undersigned, a responsible representative of the Company, at 290 W Mt. Pleasant Ave., Suite 4100, Livingston, NJ 07039.

*   *   *

CONFIDENTIAL TREATMENT REQUESTED BY COREWEAVE, INC.

COREWEAVE-5

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (415) 875-2432, or in my absence, Ran Ben-Tzur at (650) 335-7613.

Sincerely,

/s/ Michael Brown
Michael Brown, Partner
FENWICK & WEST LLP

cc:

Michael Intrator, Chief Executive Officer and President

Nitin Agrawal, Chief Financial Officer

Kristen McVeety, Esq., General Counsel and Corporate Secretary

CoreWeave, Inc.

Ran Ben-Tzur, Esq.

Jennifer Hitchcock, Esq.

Fenwick & West LLP

Richard A. Kline, Esq.

Keith L. Halverstam, Esq.

Latham & Watkins LLP

CONFIDENTIAL TREATMENT REQUESTED BY COREWEAVE, INC.

COREWEAVE-6